UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Infrastructure, environment, buildings

ARCADIS NV
Utrechtseweg 68
PRESS RELEASE	Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
MR. GEORGE NETHERCUTT IN ARCADIS SUPERVISORY BOARD	www.arcadis-global.com

Arnhem, the Netherlands, June 7, 2005 – ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering firm, today announced that Mr. George R. Nethercutt Jr. was appointed a member of the ARCADIS NV Supervisory Board. This appointment fills the vacancy that will occur next year when Mr. Ross A. Webber will step down from the board. Mr. Webber will then have been a member of the Supervisory Board for twelve years and is therefore not eligible for re-election.

Mr. George R. Nethercutt, Jr. (1944) is a citizen of the United States, who from 1994 until 2005 served as a member of the United States House of Representatives. He served on the House Appropriations Committee and the Defense, Interior and Agriculture Subcommittees. Mr. Nethercutt withdrew himself from Congress in January 2005. Mr. Nethercutt has detailed knowledge of the U.S. market in which ARCADIS wants to achieve further growth. Mr. Nethercutt holds no shares or options in ARCADIS. He qualifies as an independent member of the Supervisory Board as defined by the Committee on Dutch Corporate Governance and the U.S. Sarbanes Oxley Act.

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure – Environment – Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten at ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl

Visit us on the Internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 9, 2005	By:	/s/ C.Michiel Jaski
C. Michiel Jaski
Executive Board Member